Exhibit 12.1

LSC COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years ended December 31,
	2016	2015	2014	2013	2012
Earnings (loss) available for fixed charges:
Earnings (loss) from continuing operations before income taxes	$157	$138	$88	$137	$(629)
Add: Fixed charges before capitalized interest	31	9	8	7	7
Add: Amortization of capitalized interest	1	—	—	—	—
Total earnings (loss) available for fixed charges	$189	$147	$96	$144	$(622)
Fixed charges:
Interest expense (income)	$18	$—	$—	$—	$—
Interest portion of rental expense	13	10	9	8	8
Total fixed charges before capitalized interest	31	10	9	8	8
Capitalized interest	—	—	—	—	—
Total fixed charges	$31	$10	$9	$8	$8
Ratio of earnings (loss) to fixed charges	6.10	14.70	10.67	18.00	(77.75)

(a)	In 2012, earnings (loss) were inadequate to cover fixed charges by $630 million, due to certain charges in the year.